SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB/A
                                 (Amendment No. 1)


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                              ENVIRO-RECOVERY, INC.
        (Exact Name of Small Business Issuer as Specified in Its Charter)



              Texas                               33-0507697
--------------------------------       -------------------------------------
       (State of Incorporation)        (Issuer's I.R.S. Employer I.D. Number)


                              Enviro-Recovery, Inc.
                                1610 Cornell Road
                           Green Bay, Wisconsin 54313
              (Address of principal executive offices and zip code)

                                 (920) 662-1052

                (Issuer's Telephone Number, Including Area Code)


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None


        Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, $0.0001 par value per share

                                    PART F/S

        Our financial statements are included in this report beginning on page F-1, immediately following in this section.

                              ENVIRO-RECOVERY, INC.
                                AND SUBSIDIARIES


                        Consolidated Financial Statements

                           December 31, 1998 and 1997

                   Together With Independent Auditors' Report

                          Independent Auditors' Report



Board of Directors and Stockholders
Enviro-Recovery, Inc. and Subsidiaries
Ashland, Wisconsin


We were engaged to audit the accompanying consolidated balance sheets of ENVIRO-RECOVERY, INC. AND SUBSIDIARIES as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management.

Except as explained in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Because we were not engaged as auditors until after the end of the year, we were not present to observe the physical inventories at December 31, 1997 and December 31, 1996 (stated at $ 652,931 and $57,836, respectively), and we were unable to satisfy ourselves concerning inventory quantities on hand at those dates by other auditing procedures. Accordingly, the scope of our work was not sufficient to enable us to express, and we do not express an opinion on the statements of income, retained earnings and cash flows for the year ended December 31, 1998.

Since the inventory balances as of December 31, 1997 and 1996, materially affect the determination of financial position, results of operations, and cash flows, the scope of our work was not sufficient to enable us to express, and we do not express an opinion on the financial statements as of and for the year ended December 31, 1997.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Enviro-Recovery, Inc. and Subsidiaries as of December 31, 1998, in conformity with generally accepted accounting principles.



/s/ Schenck & Associates SC

Green Bay, Wisconsin
November 1, 1999

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES


                                    CONTENTS


                                                                          Page

INDEPENDENT AUDITORS' REPORT                                            F-2

FINANCIAL STATEMENTS - DECEMBER 31, 1998 AND DECEMBER 31, 1997

     Consolidated Balance Sheet                                      F-3 to F-4

     Consolidated Statements of Operations                              F-5

     Consolidated Statements of Stockholders' Equity                    F-6

     Consolidated Statements of Cash Flows                           F-7 to F-8

     Conolidated Statement of Expenses                                  F-9

     Consolidated Statement of Revenues                                 F-10

     Notes to Consolidated Financial Statements                     F-11 to F-21


FINANCIAL STATEMENTS - SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998

     Consolidated Balance Sheet                                     F-22 to F-23

     Consolidated Statements of Operations                             F-24

     Consolidated Statements of Cash Flows                             F-25

     Consolidated Statements of Stockholders' Equity                   F-26

     Notes to Consolidated Financial Statements                     F-27 to F-32

                          Independent Auditors' Report



Board of Directors and Stockholders
Enviro-Recovery, Inc. and Subsidiaries
Ashland, Wisconsin


We were engaged to audit the accompanying consolidated balance sheets of ENVIRO-RECOVERY, INC. AND SUBSIDIARIES as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management.

Except as explained in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Because we were not engaged as auditors until after the end of the year, we were not present to observe the physical inventories at December 31, 1997 and December 31, 1996 (stated at $ 652,931 and $57,836, respectively), and we were unable to satisfy ourselves concerning inventory quantities on hand at those dates by other auditing procedures. Accordingly, the scope of our work was not sufficient to enable us to express, and we do not express an opinion on the statements of income, retained earnings and cash flows for the year ended December 31, 1998.

Since the inventory balances as of December 31, 1997 and 1996, materially affect the determination of financial position, results of operations, and cash flows, the scope of our work was not sufficient to enable us to express, and we do not express an opinion on the financial statements as of and for the year ended December 31, 1997.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Enviro-Recovery, Inc. and Subsidiaries as of December 31, 1998, in conformity with generally accepted accounting principles.





Green Bay, Wisconsin
November 1, 1999

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                           December 31, 1998 and 1997


      ASSETS                                               1998           1997
      ------                                               ----           ----

Current assets
    Cash                                               $  201,547     $  187,859
    Receivables:
      Trade                                                 6,886          6,154
      Other                                                 3,421          5,413
    Inventories                                         1,678,673        652,931
    Prepaid expenses                                      121,194         48,805
                                                       ----------     ----------

Total current assets                                    2,011,721        901,162
                                                       ----------     ----------
Property and equipment
    Land and improvements                                  25,336         20,504
    Buildings and improvements                            927,079        976,839
    Equipment                                           2,097,181        604,788
    Vehicles                                              141,627        127,993
    Office equipment                                       40,266         32,145
    Construction in progress                                 --          231,116
                                                       ----------     ----------

                                                        3,231,489      1,993,385
    Less accumulated depreciation                         374,280        179,034
                                                       ----------     ----------

Net property and equipment                              2,857,209      1,814,351
                                                       ----------     ----------
Other assets
    Other investment, at cost                             174,300           --
    Intangible assets, net of amortization                 29,517         32,320
                                                       ----------     ----------

Total other assets                                        203,817         32,320
                                                       ==========     ==========

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                           December 31, 1998 and 1997

      LIABILITIES AND STOCKHOLDERS'
        EQUITY (DEFICIT)                                 1998             1997

Current liabilities
    Notes payable                                    $ 1,756,611    $   726,609
    Current maturities of long-term debt                 156,900        152,300
    Accounts payable                                     593,213        327,437
    Customer deposits                                    153,810        163,810
    Accrued liabilities:
      Salaries and wages                                  30,032         22,272
      Interest                                           109,304         12,662
      Property taxes                                      24,393         19,212
      Payroll taxes                                         --            2,202
      Sales tax                                            3,611          2,030
      Other                                                 --            1,035
                                                       ----------     ----------

Total current liabilities                              2,827,874      1,429,569

Long-term debt, less current maturities                2,491,281        818,576
                                                       ----------     ----------

Total liabilities                                      5,319,155      2,248,145
                                                       ----------     ----------

Stockholders' equity (deficit)
    Common stock, $.0001 par value:
      Authorized,  50,000,000 shares
      Issued and outstanding, 34,344,636 shares
        and 20,454,944 shares, respectively                3,435          2,046
    Additional paid-in capital                         3,774,442      2,057,057
    Accumulated deficit                               (4,034,327)    (1,558,111)
                                                       ----------     ----------

                                                        (256,450)       500,992
    Minority interest in net equity position of
      consolidated subsidiary                             10,042         (1,304)
                                                       ----------     ----------

Total stockholders' equity (deficit)                    (246,408)       499,688
                                                       ----------     ----------

                                                     $ 5,072,747    $ 2,747,833
                                                       =========    ============

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                      Consolidated Statements of Operations
                     Years ended December 31, 1998 and 1997


                                                   1998                  1997

Revenues
    Lumber                                     $    456,281        $    167,563
    Advertising                                       4,143              17,443
                                               ------------        ------------
Total revenues                                      460,424             185,006

Cost of revenues                                    675,252             192,927
                                               ------------        ------------
Gross profit                                       (214,828)             (7,921)

Operating expenses                                1,433,209           1,232,460
                                               ------------        ------------
Loss from operations                             (1,648,037)         (1,240,381)
                                               ------------        ------------
Other income (expense)
    Rental income                                       400               7,500
    Interest income                                   2,498               4,730
    Miscellaneous income                             14,187              30,198
    Loss on disposal of
      property and equipment                       (213,718)               --
    Interest expense                               (620,200)            (69,396)
                                               ------------        ------------
Other expense, net                                 (816,833)            (26,968)
                                               ------------        ------------
Loss before income taxes                         (2,464,870)         (1,267,349)

Income tax credit                                      --                  --

Net loss                                       $ (2,464,870)       $ (1,267,349)
                                               ============        ============
Loss per share                                 $      (0.09)       $      (0.10)
                                               ============        ============
Weighted average number of
    shares                                       27,399,790          12,413,763
                                               ============        ============
Diluted loss per share                         $      (0.07)       $      (0.10)

Weighted average number of
   shares and dilutive
   potential shares                              33,389,790          12,413,763
                                               ============        ============

See notes to consolidated financial statements

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

            Consolidated Statements of Stockholders' Equity (Deficit)
                     Years ended December 31, 1998 and 1997

                                      Common Stock
                               -----------------------                                                  Total
                                                          Additional                                Stockholders'
                                Shares          Stock      Paid-in      Accumulated     Minority       Equity
                                issued          Amount     Capital       Deficit        Interest       (Deficit)
                                ---------   -----------  -----------  -----------   ------------  -------------
Balance,  January 1, 1997       5,000,000   $       125  $    24,949  $  (293,066)  $        --   $  (267,992)

Reverse split -
     1 share for 4 shares      (3,750,000)           --           --           --            --            --

Stock issued                    2,550,000           255      127,245           --         1,000       128,500

Shares issued to acquire
     Resource Recovery, Inc.   15,435,369         1,544      399,393           --            --       400,937

Stock issued                    1,219,575           122    1,505,470           --            --     1,505,592

Net loss                               --            --           --   (1,265,045)       (2,304)   (1,267,349)
                               ----------   -----------  -----------  -----------   ------------  -------------
Balance, December 31, 1997     20,454,944         2,046    2,057,057   (1,558,111)       (1,304)      499,688

Stock issued                   13,889,692         1,389    1,717,385           --            --     1,718,774

Net loss                               --            --           --   (2,476,216)       11,346    (2,464,870)
                               ----------   -----------  -----------  -----------   ------------  -------------

Balance, Decembr 31, 1998      34,344,636   $     3,435  $ 3,774,442  $(4,034,327)  $    10,042   $  (246,408)
                               ==========   ===========  ===========  ===========   ===========   ============

See notes to consolidated financial statements.

                                   ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                                    Consolidated Statements of Cash Flows
                                   Years ended December 31, 1998 and 1997

                                                                          1998                   1997
Operating activities
    Net loss                                                              $ (2,464,870)          $ (1,267,349)
    Adjustments to reconcile net loss to net cash
        used for operating activities:
      Depreciation                                                             256,008                145,277
      Amortization                                                               3,358                  7,564
      Loss on disposal of property and equipment                               213,718                      -
      Issuance of common stock for services                                     31,540                 94,350
      Decrease (increase) in:
        Receivables                                                              1,260                 (3,777)
        Inventories                                                         (1,025,742)              (595,095)
        Prepaid expenses                                                       (72,389)               (48,805)
      Increase (decrease) in:
        Accounts payable                                                       265,776                153,352
        Customer deposits                                                      (10,000)               124,748
        Accrued liabilities                                                   107,927                 43,642
                                                                             ---------              ---------
Net cash used for operating activities                                      (2,693,414)            (1,346,093)
                                                                             ---------              ---------
Investing activities
    Purchase of property and equipment                                      (1,667,014)            (1,250,415)
    Proceeds from sale of property and equipment                               154,430                      -
    Loans made                                                                (174,300)                     -
    Increase in intangible assets                                                 (555)                  (444)
                                                                             ---------              ---------
Net cash used for investing activities                                      (1,687,439)            (1,250,859)
                                                                             ---------              ---------
Financing activities
    Proceeds from additional long-term debt                                  1,960,621                545,102
    Retirement of long-term debt                                              (283,316)               (56,312)
    Net proceeds from notes payable                                          1,486,565                738,969
    Issuance of common stock                                                 1,230,671              1,539,742
                                                                             ---------              ---------
Net cash provided by financing activities                                    4,394,541              2,767,501
                                                                             ---------              ---------
Cash
    Net increase                                                                13,688                170,549
    Beginning of year                                                          187,859                 17,310
                                                                             ---------              ---------
    End of year                                                              $ 201,547              $ 187,859
                                                                             =========              =========


See notes to consolidated financial statements.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                     Years ended December 31, 1998 and 1997

                                                       1998              1997

Supplemental cash flow information
    Cash paid for:
      Interest                                      $ 523,558        $ 88,433




Supplemental disclosure of noncash investing and financing activities

During 1997, the Company acquired the assets of True North TV 25 station for the assumption of the liabilities. The purchase price and related assumption of liabilities was as follows:

      Assets acquired:
        Account receivable                          $   4,100
        Equipment                                      31,366
        Goodwill                                       24,875
        Organizational costs                            7,545
                                                   ----------

                                                    $  67,886

      Liabilities assumed:
        Accounts payable                            $   6,487
        Long-term debt                                 61,399
                                                    ---------

                                                    $ 67,886

During 1998, loans from stockholders in the amount of $ 456,563 were converted into common stock.

During 1998 and 1997, the Company issued common stock in exchange for services. Shares issued during 1998 and 1997 were 315,395 and 943,500, respectively. The value of the shares issued were $31,540 and $94,350, respectively.

See notes to consolidated financial statement.

                      ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                         Consolidated Operating Expenses
                      Years ended December 31, 1998 and 1997

                                                  1998          1997
                                                  ----          ----

Advertising                                   $   11,786  $   12,803
Amortization                                       3,358          98
Bank charges                                       4,533       4,303
Commissions                                        1,103       3,667
Contributions                                         70         378

Depreciation                                      72,418      37,139
Director fees                                     20,000        --
Dues and subscriptions                             2,697         650
Equipment rental                                   3,995       7,611
Insurance-general                                106,208      57,699

Insurance-health                                  59,667      34,520
Leases                                             3,372      15,401
Licenses and fees                                    730       5,917
Lobbying expenses                                 20,430        --
Lodging                                           64,488     139,587

Meals and entertainment                           13,118      16,927
Outside services                                  40,949      78,613
Payroll taxes                                     43,698      27,005
Postage                                            7,141       8,645
Professional services                            183,207     226,863

Property taxes                                    25,950      31,114
Public relations                                   7,667      23,133
Rent                                              17,693       6,198
Repairs and maintenance                           12,491       7,952
Research and development                         188,856       8,189

Supplies                                          48,264     116,264
Telephone expense                                 67,025      56,495
Training                                             305          85
Utilities                                          4,362       1,565
Vehicle expense                                   20,183      16,612
Wages                                            377,445     287,027
                                              ----------  ----------

                                              $1,433,209  $1,232,460
                                              ==========  ==========
See notes to consolidated financial statement.

                      ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                           Consolidated Cost of Revenues
                      Years ended December 31, 1998 and 1997


                                                 1998           1997

Inventories, beginning of year                $  652,931  $   57,836

Purchases                                        835,200     358,496

Direct labor                                     351,753     144,102

Payroll taxes                                     29,428      16,309

Other costs:
------------
    Depreciation                                 183,590     108,138
    Freight                                       83,553       2,576
    Permits and fees                              18,665      28,868
    Repairs and maintenance                       20,813       4,084
    Subcontractors                                 7,194       1,212
    Supplies                                      69,612      62,177
    Utilities                                     76,399      23,775
    Vehicle expense                                5,607      17,736
    Vessel expense                                19,180      20,549
                                              ----------    ---------

                                               2,353,925     845,858

Inventories, end of year                       1,678,673     652,931
                                              ----------    ---------

                                              $  675,252  $  192,927
                                              ==========  ===========

See notes to consolidated financial statement.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


Note 1 - Nature of business and significant accounting policies
------

A.   Organization and Nature of business
     -----------------------------------

     On June 2, 1997, Enviro-Recovery, Inc. (Company) acquired Resource Recovery, Inc. and it's subsidiaries, Superior Water Logged Lumber Company, Inc. and Viking Marine, Inc. in a business combination accounted for as a pooling of interests. Resource Recovery, Inc. became a wholly-owned subsidiary of the company through the exchange of 15,435,369 shares of the company's common stock for all of the outstanding stock of Resource Recovery, Inc. The accompanying financial statements for 1997 are based on the assumption that the companies were combined for the full year.

     The Company is engaged in the production of lumber and wood products from old growth forest timber recovered from the bottom of the lakes and rivers of North America. Lumber sales are made to customers located mainly in the upper Midwestern region of the United States. The Company also operates True North TV 25 in Ashland, Wisconsin with sales to advertisers located in or with operations in that same area.

     B.  Principles of consolidation
         ---------------------------

     The consolidated financial statements include the accounts of the Company and all subsidiaries in which more than 50% control is maintained. Those subsidiaries include:

                                                                     Ownership
                                                                     Interest

        Resource Recovery, Inc.                                        100%
        Superior Water Logged Lumber Company, Inc.                     100%
        Resource Recovery of Wisconsin, Inc.                           100%
        Viking Marine, Inc.                                             75%

     All significant intercompany balances and transactions have been eliminated.

     C.  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B.   Receivables

     The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required to state accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 1 - Nature of business and significant accounting policies, continued
------

C.   Inventories

     Inventories are stated at the lower of cost or market. The cost of inventory is determined on the first-in, first-out (FIFO) method.

D.   Property and equipment and depreciation
     ---------------------------------------

     Property and equipment are stated at cost. Expenditures for additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expense currently as incurred. Properties sold, or otherwise disposed of, are removed from the property accounts, with gains or losses on disposal credited or charged to operations.

     Depreciation for financial reporting and income tax purposes is provided over the estimated useful lives of the respective assets using the straight-line and accelerated methods.

E.   Amortization

     Intangible assets and deferred charges of the Company are amortized using a straight-line method as follows:

                          Goodwill                          15 years
                          Organizational costs               5 years
                          Trademark                         15 years

F.   Income taxes

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of inventories and property and equipment for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will wither be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 2 - Acquisition of television station

On November 1, 1997, Resource Recovery of Wisconsin, Inc. acquired the assets of the True North TV 25 station for the assumption of liabilities in the amount of $ 67,886. The acquisition was accounted for as a purchase. The results of operations of the True North TV 25 station have been included in the accompanying statement of operations from the date of acquisition forward.

The purchase price was allocated as follows:

         Accounts receivable                                $ 4,100
         Equipment                                           31,366
         Goodwill                                            24,875
         Organizational costs                                 7,545
                                                            -------

                                                           $ 67,886
                                                           ========

Note 3 - Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash.


Note 4 - Inventories

Inventories at December 31, 1998 and 1997 consisted of the following:
                                                           1998         1997
                                                           ----         ----

Raw materials                                          $  399,573  $   75,402

Supplies                                                    5,000       5,000

Retail inventory                                           24,262       3,216

Work in process and finished goods                      1,249,838     569,313
                                                       ----------   ---------

                                                       $1,678,673   $ 652,931
                                                       ==========   =========

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 5 - Investment in Brazil operations

On July 27, 1998 the Company entered into a joint venture purchase/agreement with three affiliated Brazilian operations - Know How Madeiras, Lamituc Ltd., and R.. Corte Real Barros - along with the individual owners of the operations Rogerio Corte Real Barros and Gilberto de Paula Corte Real. The three operations are sawmills and related facilities located on Lake Tucurui, Brazil. The operations have contract rights for the recovery of submerged lumber in the Lake Tucurui hydroelectric reservoir. Upon execution of this agreement and the payment of $100,000, the Company received a band saw and the first right of refusal of all wood subsequently recovered from Lake Tucurui by the three affiliated Brazilian operations. As of December 31, 1998, the Company had funded an additional $74,300 for the purchase of the three affiliated Brazilian operations. The terms of the acquisition and acquisition schedule were amended on March 3, 1999. The amended acquisition agreement was terminated due to the affiliated Brazilian operation's not obtaining the complete allotment of rights to extract timber from Lake Tucurui, Brazil. Under the termination clause, the Brazilian operations shall refund the $74,300 to the Company. The Company continues to maintain the first right of refusal for timber extracted by the Brazilian operations.


Note 6 - Intangible assets

Intangible assets at December 31, 1998 and 1997 consisted of the following:

                                               1998                  1997
                                               ----                 -----

     Goodwill                               $ 24,873              $ 24,873
     Organizational costs                      7,989                 7,989
     Trademark                                   555                     -
                                            --------              ---------

                                              33,417                32,862
     Less accumulated amortization             3,900                   542
                                            --------              ---------

     Intangible assets, net                 $ 29,517              $ 32,320
                                             =======               =======

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 7 - Notes payable

Notes payable at December 31, 1998 and 1997 consisted of the following:

                                                     1998              1997
                                                     ----              ----
     Northern State Bank
         10.25% note, retired in 1998              $   -             $ 50,000

         10.25% note, retired in 1998                  -               50,000

     Stockholders 5.63% notes, unsecured:
              Kevin Deutsch, retired in 1998           -               50,373
                  New note                        53,464                    -

              Kent and Carmel Lowry, retired
                  in 1998                              -               50,285

              Jack Lowry, retired in 1998              -               50,285

              William and Reeva Heide, retired
                  in 1998                              -              105,404

              Michael Wagner, retired in 1998          -               50,138

              Wade Micoley, retired in 1998            -               25,030

              Jeff Noeldner, retired in 1998           -               25,030
                  New note                       164,082                    -

              Steven Schock, retired in 1998           -              100,017

              Rick Luytjes                       207,734                    -

              Scott Mitchen                       89,262                    -

              Thomas Evinrude                     25,411                    -

     Subsequent to December 31, 1998, these notes were converted into common stock.

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 7 - Notes payable, continued

                                                    1998                  1997
                                                    ----                  ----
     Kenneth C. Wiley
         9.50% note, retired in 1998                   -               100,000
     David P. Grau
         10.00% note, retired in 1998                  -                50,000

     M & I Bank
         9.50% note, retired in 1998                   -                20,047

     Jack Lowry
         9.75%* note, due April, 1999,
         secured by real estate                  300,000                     -

     First Capital Services, Inc.
         32% note, due April, 1999               250,000                     -
         24% note, due September, 1999           650,000                     -

     Subsequent to December 31, 1998, $300,000 was converted into common stock.

     Edge Tech
         13.72% note, payable in monthly
         installments of $2,490 to June,
         1999, secured by equipment               16,658                     -
                                               ---------              ---------

                                             $ 1,756,611             $ 726,609
                                              ==========             =========

     * Interest rate fluctuates at 2% over prime.


Note 8 - Long-term debt

Long-term debt at December 31, 1998 and
     1997 consisted of the following:

                                                   1998                  1997
                                                   ----                  ----
     Northern States Power Company
         10.25% note, payable in monthly
         installments of $1,069
         including interest to October, 2001,
         secured by real estate                 $ 34,548              $ 40,504

         10.00% note, payable in monthly
         installments of $2,295
         including interest to June, 2003,
         secured by real estate                  105,199                     -

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 8 - Long-term debt, continued
                                                   1998                  1997
                                                   ----                  ----
     M & I Bank
         9.75%* note, payable in monthly
         installments of $6,700
         including interest to January, 2000,
         secured by a general
         business security agreement             255,883               267,694

         10.50%* note, retired in 1998
         interest in each of the second, third
         and fourth years with the remaining
         balance and interest payable in the
         fifth year (June, 2001), unsecured      100,000               150,000

     Jerry and Jane Immel
         8.00% note, payable in quarterly
         installments of $1,200 the first year,
         $1,800 the second year and $2,400 the
         third year, with a balloon payment of
         $7,993 including interest to
         August 1, 1999, unsecured                17,952                22,980

     Norwest Bank
     ------------
         10.25% note, retired in 1998                  -                16,700

         10.50% note, payable in monthly
         installments of $304 including
         interest to July, 2001, secured
         by a vehicle                              8,221                11,104

         10.25% note, payable in monthly
         installments of $451 including
         interest to November, 2001,
         secured by a vehicle                     13,589                17,440


     Department of Development
     -------------------------
         4.00% note, amounts advanced under
         the terms of $350,000 note,
         interest only payments to August, 1999,
         then payable in monthly installments
         of $5,400, including interest to July,
         2004 at which time the remaining balance
         is due, secured by accounts receivable,
         inventory, intangibles and waterway
         rights.                                 337,297               217,297

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 8 - Long-term debt, continued
                                                   1998                  1997
                                                   ----                  ----
     Northwest WI Business Development Co.
         7.50% note, amounts advanced under
         the terms of $100,000 note, due
         February 15, 2007, interest only
         payments until September 15, 1997.
         Monthly principal and interest
         payments of $1,624 starting September
         15, 1997, secured by a general
         business agreement and personal
         guarantees of Scott Mitchen and
         Robert Holland                           98,423                13,923

     Ashland Area Development Corporation
         4.00% note, interest only payments
         until March, 1999, then payable in
         monthly installments of $276
         including interest to June, 2004,
         secured by specific equipment            14,391                15,000

     HP Envirovision
         8.00% note, retired in 1998                   -                47,380

     GMAC
         8.9% note, payable in monthly
         installments of $802 to May,
         2002, secured by a vehicle               29,596                     -

     The Associates
         9.75% note, payable in monthly
         installments of $800 to June, 2000       11,962                     -

     Caterpillar Financial Services Corporation
         8.67% note, payable in monthly
         installments of $1,281 to April,
         2002, secured by equipment               44,496                     -

     Steven Schock
         8.00% note, due September, 2000,
         unsecured                               137,300                     -

     Thomas Evinrude
         9.00% note, due August, 2000,
         secured by a first priority
         security interest in specific
         property and a general security
         interest                              1,395,590                     -
                                               ---------               -------

     Total Long-term debt                      2,648,181               970,876
     Current maturities                          156,900               152,300
                                               ---------               -------

Long-term debt, less current maturities      $ 2,491,281             $ 818,576
                                             ===========             =========

*  Interest rate fluctuates at 2% over prime.
** Interest rate fluctuates at 2.50% over prime.

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 8 - Long-term debt, continued

Maturities of long-term debt at December 31, 1998 are as follows:

          Year ending
           December,
              1999                            $ 156,900
              2000                            1,881,800
              2001                              229,000
              2002                              113,800
              2003                              121,700
           Thereafter                           144,981
                                             ----------

                                            $ 2,648,181
                                            ===========

Note 9 - Income taxes

The net deferred tax asset related to the net operating loss carryforwards has been offset in its entirety by a valuation allowance. No tax benefit has been reported for the year ended December 31, 1998 and 1997 .

The net deferred tax asset and valuation allowance at December 31, 1998 and 1997 are as follows:

                                            1998               1997
                                            ----               ----

     Deferred tax asset                    $838,000           $431,000
     Valuation allowance                   (838,000)          (431,000)
                                           --------           --------

         Net deferred tax asset            $      -           $      -
                                           ========           ========


Net operating loss carryforwards available to offset future federal and state taxable income approximate $4,000,000 and expire in years 2007 - 2013.


Note 10 - Advertising costs

Advertising and marketing costs are expenses as incurred. Advertising and marketing costs amounted to $11,786 and $12,803 for the years ended December 31, 1998 and 1997, respectively.

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 11 - Stock option plans - common stock
-------

The Company has two broad-based stock option plans established on June 5, 1998 under which non-qualified and qualified stock options may be granted to certain employees and non-employee stockholders. Each option allows for purchase of one common share of the company.

Qualified Plan - Employees

This plan calls for immediate vesting of options on June 5, 1998 with either a four or five year vesting schedule for additional options to be granted. The exercise price of the vested options at December 31, 1998 is $10 per share for options vested at that time. The exercise price for subsequent options will be the closing market price on the day before the option vest (June 4) of each succeeding year. These options will expire on termination of employment or on June 4, 2005.

Non-qualified Plans - Non-employee shareholders

This plan calls for immediate vesting of options on September 23, 1998 with a one-year schedule to September 22, 1999 for additional options. The exercise price for current and subsequent options is the same as the qualified option plan. The options under this plan expire May 2, 2003.

A summary of the status of the Company's two stock option plans is presented below for current and subsequent options granted:
                                           Options              Exercise
                                         Outstanding       Price Per Share
Qualified plan
     Balance at January 1, 1998                  -                $    -
     Options granted - June 5, 1998      4,640,000         $         .10
                                         =========          ============

Subsequent options
     June 5,  1999                       1,095,000
              2000                       1,095,000
              2001                       1,095,000
              2002                       1,095,000
              2003                         650,000
                                         ---------

                                         5,030,000
                                         =========

Non-qualified plan
     Balance at January 1, 1998                  -                     -
     Options granted - September 23,
     1998                                1,350,000        $          .10
                                         =========         =============

Subsequent options
     September 23, 1999                  2,000,000
                                         =========

                      ENVIRO-RECOVERY, INC. & SUBSIDIARIES

                           December 31, 1998 and 1997


Note 12 - Risk Concentrations

The Company's business entails a number of risks. A significant portion of the Company's revenue is concentrated with one customer. This one customer accounts for $162,000 and $42,100 and 36% and 23% of total revenue in 1998 and 1997, respectively.

The Company is also dependent upon a small number of suppliers. Of these suppliers, one accounted for approximately 31% of cost of revenues in 1997 only. There were no suppliers in excess of 10% of cost of revenues in 1998.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheet
            9 mos ending 9/30/1999 compared to 9 mos ending 9/30/1998

      ASSETS
                                                            1999          1998
                                                            ----          ----
Current assets
    Cash                                                $  102,044  $  359,810
    Accounts receivable                                     70,567     116,343
    Inventories                                          2,133,371     607,839
    Prepaid expenses                                       140,323      70,777
                                                        ----------   ---------
Total current assets                                     2,446,305   1,154,769
                                                        ----------   ---------
Property and equipment
    Land and improvements                                   25,366      25,366
    Buildings and improvements                             935,452     907,035
    Equipment                                            2,872,816   2,284,752
    Vehicles                                               141,627     163,328
    Office equipment                                        44,829      38,210
                                                        ----------   ---------
                                                         4,020,090   3,418,691
    Less accumulated depreciation                          477,219     310,910
                                                        ----------   ---------
Net property and equipment                               3,542,871   3,107,781
                                                        ----------   ---------
Other assets
    Note receivable                                        44,000
    Other investment, at cost                             174,300      22,166
    Intangible assets, net of
      amortization                                         26,992     174,300
                                                        ----------   ---------
Total other assets                                        245,292     196,466
                                                        ----------   ---------
                                                       $6,234,468  $4,459,016
                                                       ==========  ==========

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheet
            9 mos ending 9/30/1999 compared to 9 mos ending 9/30/1998


      LIABILITIES AND STOCKHOLDERS' EQUITY
                                                         1999           1998
                                                         ----           ----
Current liabilities
    Notes payable                                    $ 2,268,000   $ 1,485,610
    Current maturities of
     long-term debt                                      135,500       155,000
    Accounts payable                                     381,537       420,438
    Accrued liabilities                                  411,595       127,994
                                                     -----------   -----------
Total current liabilities                              3,196,632     2,189,042

Long-term debt, less current
   maturities                                          1,113,710     1,590,851
                                                     -----------   -----------
Total liabilities                                      4,310,342     3,779,893
                                                     -----------   -----------

Stockholders' equity
    Common stock                                           7,132         3,032
    Additional paid-in capital                         7,795,919     4,137,236
    Treasury stock, at cost                              (10,000)
    Accumulated deficit                               (4,034,327)   (1,558,111)
    Current loss                                      (1,844,640)   (1,901,730)
                                                     -----------   -----------
                                                       1,914,084       680,427
    Minority interest in net equity
      position of consolidated
      subsidiary                                          10,042        (1,304)
                                                     -----------   -----------
Total stockholders' equity                             1,924,126       679,123
                                                     -----------   -----------

                                                     $ 6,234,468   $ 4,459,016
                                                     ===========   ===========

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                      Consolidated Statement of Operations
            9 mos ending 9/30/1999 compared to 9 mos ending 9/30/1998


                                                       1999           1998
                                                       ----           ----

Revenues                                          $   745,379   $   260,201

Cost of revenues                                    1,043,531       382,495
                                                  -----------   -----------
Gross profit (loss)                                  (298,152)     (122,294)

Operating expenses                                  1,030,370     1,093,529
                                                  -----------   -----------
Loss from operations                               (1,328,522)   (1,215,823)
                                                  -----------   -----------
Other income (expense)
    Interest income                                     5,282         2,437
    Settlement expense                                (65,400)     (206,309)
    Interest expense                                 (456,000)     (482,035)
                                                  -----------   -----------
Other expense, net                                   (516,118)     (685,907)
                                                  -----------   -----------
Loss before income taxes                           (1,844,640)   (1,901,730)

Income tax credit                                          --            --
                                                  -----------   -----------
Net loss                                          $(1,844,640)  $(1,901,730)
                                                  ===========   ===========

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                      Consolidated Statement of Cash Flows
            9 mos ending 9/30/1999 compared to 9 mos ending 9/30/1998

                                                       1999           1998
                                                       ----           ----
Operating activities
    Net loss                                       $(1,844,640)  $(1,901,730)
    Adjustments to reconcile net loss to net cash
        used for operating activities:
      Depreciation                                     102,939       131,876
      Amortization                                       2,525        10,154
      Decrease (increase) in:
        Receivables                                    (60,260)     (104,776)
        Inventories                                   (454,698)       45,092
        Prepaid expenses                               (19,129)      (21,972)
      Increase (decrease) in:
        Accounts payable                              (211,676)       93,001
        Accrued liabilities                             90,445       (95,229)
                                                     ---------     ---------
Net cash used for operating activities              (2,392,495)   (1,843,584)
                                                     ---------     ---------
Investing activities
    Purchase of property and equipment                (788,601)   (1,425,306)
    Loans made                                         (44,000)     (174,300)
                                                     ---------     ---------

Net cash used for investing activities                (832,601)   (1,599,606)
                                                     ---------     ---------

Financing activities
    Net proceeds (retirement) of
      notes payable                                    511,389       759,001
    Net proceeds (retirement) of
      long-term debt                                (1,398,971)      774,975
    Issuance of common stock                         4,025,174     2,081,165
    Treasury stock purchase                            (10,000)
                                                     ---------     ---------
Net cash provided by financing activities            3,127,592     3,615,141
                                                     ---------     ---------
Cash
    Net decrease                                       (97,504)      171,951
    Beginning of period                                201,547       187,859
                                                     ---------      --------
    End of period                                    $ 104,043     $ 359,810
                                                     =========     =========
                                      F-25

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES
                   (Formerly NSJ Mortgage Capital Corporation)

                 Consolidated Statement of Stockholders' Equity
            9 mos ending 9/30/1999 compared to 9 mos ending 9/30/1998

                                   Common Stock
                              ----------------------
                                                        Additional                                  Total
                               Shares         Stock      Paid-in     Accumulated    Minority    Stockholders'
                               issued         Amount     Capital       Deficit      Interest       Equity
                              --------      --------    ----------   -----------    --------    -------------
Balance,
     January 1, 1997         5,000,000   $       125  $    24,949  $  (293,066)  $      --     $  (267,992)

Reverse split -
  1 share for 4 shares      (3,750,000)         --           --           --            --            --

Stock issued                 2,550,000           255      127,245         --           1,000       128,500

Stock issued to acquire
  Resource Recovery, Inc.   15,435,369         1,544      399,393         --            --         400,937

Stock issued                 1,219,575           122    1,505,470         --            --       1,505,592

Net loss                          --            --           --     (1,842,336)       (2,304)   (1,844,640)
                           -----------   ----------   -----------  -----------   -----------   -----------
Balance,
     December 31, 1997      20,454,944   $     2,046  $ 2,057,057  $(2,135,402)  $    (1,304)  $   (77,603)
                           ===========   ===========  ===========  ==========    ===========   ===========

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                               September 30, 1999


Note 1 - Nature of business and significant accounting policies
------

A.   Nature of business
     ------------------

     The Company is engaged in the production of lumber and wood products from old growth forest timber recovered from the bottom of the lakes and rivers of North America. Lumber sales are made to customers located mainly in the upper Midwestern region of the United States. The Company also operates True North TV 25 in Ashland, Wisconsin with sales to advertisers located in or with operations in that same area.

     B.  Principles of consolidation
         ---------------------------

          The consolidated financial statements include the accounts of the Company and all subsidiaries in which more than 50% control is maintained. Those subsidiaries include:

                                                                   Ownership
                                                                    Interest
                                                                   ---------

         Resource Recovery, Inc.                                       100%
         Superior Water Logged Lumber Company, Inc.                    100%
         Resource Recovery of Wisconsin, Inc.                          100%
         Viking Marine, Inc.                                            75%

          All significant intercompany balances and transactions have been eliminated.

     C.  Estimates
         ---------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     D.  Receivables
         -----------

          The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required to state accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

     E.  Inventories
         -----------

          Inventories are stated at the lower of cost or market. The cost of inventory is determined on the first-in, first-out (FIFO) method.

     F.  Property and equipment and depreciation
         ---------------------------------------

          Property and equipment are stated at cost. Expenditures for additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expense currently as incurred. Properties sold, or otherwise disposed of, are removed from the property accounts, with gains or losses on disposal credited or charged to operations.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                               September 30, 1999


Note 1 - Nature of business and significant accounting policies, continued
------

         Depreciation for financial reporting and income tax purposes is provided over the estimated useful lives of the respective assets using the straight-line and accelerated methods. Depreciation expense for the period ended September 30, 1999 amounted to $102,939.

     G.  Amortization
         ------------

         Intangible assets and deferred charges of the Company are amortized using a straight-line method as follows:

                 Goodwill                                     15 years
                 Organizational costs                          5 years
                 Trademark                                    15 years

     H.  Income taxes
         ------------

         Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of inventories and property and equipment for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will wither be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.


Note 2 - Cash
-----
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash.


Note 3 - Inventories
------

Inventories at September 30, 1999 consisted of the following:

         Raw materials                                   $        356,051

         Supplies                                                  46,174

         Retail inventory                                          30,967

         Work in process and finished goods                     1,700,149
                                                         ----------------

                                                         $      2,133,341
                                                         ================

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                               September 30, 1999


Note 4 - Investment in Brazil operations
------

On July 27, 1998 the Company entered into a joint venture purchase/agreement with three affiliated Brazilian operations - Know How Madeiras, Lamituc Ltd., and R.. Corte Real Barros - along with the individual owners of the operations Rogerio Corte Real Barros and Gilberto de Paula Corte Real. The three operations are sawmills and related facilities located on Lake Tucurui, Brazil. The operations have contract rights for the recovery of submerged lumber in the Lake Tucurui hydroelectric reservoir. Upon execution of this agreement and the payment of $100,000, the Company received a band saw and the first right of refusal of all wood subsequently recovered from Lake Tucurui by the three affiliated Brazilian operations. As of September 30, 1999, the Company had funded an additional $74,300 for the purchase of the three affiliated Brazilian operations. The terms of the acquisition and acquisition schedule were amended on March 3, 1999. The amended acquisition agreement was terminated due to the affiliated Brazilian operation's not obtaining the complete allotment of rights to extract timber from Lake Tucurui, Brazil. Under the termination clause, the Brazilian operations shall refund the $74,300 to the Company. The Company continues to maintain the first right of refusal for timber extracted by the Brazilian operations.


Note 5 - Intangible assets
------

Intangible assets at September 30, 1999 consisted of the following:

         Goodwill                                     $         24,873
         Organizational costs                                    7,989
         Trademark                                                 555
                                                      ----------------

                                                                33,417
         Less accumulated amortization                           6,425
                                                      ----------------

         Intangible assets, net                       $         26,992
                                                      ================

Amortization expense for the period ended September 30, 1999 amounted to $2,525.


Note 6 - Notes payable
------

Notes payable at September 30, 1999 consisted of the following:

         Thomas Evinrude
             9% note, due August, 2000, secured
                 by a first priority security interest
                 in specific property and a general
                 security interest                            $      1,395,590

         Jack Lowry
             10 1/4%* note, due April, 2000,
                 secured by real estate                                300,000

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                               September 30, 1999


Note 6 - Notes payable, continued
------

         First Capital Services, Inc.
             32% note, due April, 2000                                250,000
             24% note, due September, 2000                            300,000

         Other                                                         22,464
                                                             ----------------

                                                             $      2,268,054
                                                             ================
* Interest rate fluctuates at 2% over prime.


Note 7 - Long-term debt

Long-term debt at September 30, 1999 consisted of the following:

         Northern States Power Company
             10 1/4% note, payable in monthly
                 installments of $1,069 including
                 interest to October, 2001, secured
                 by real estate                              $         33,774

             10% note, payable in monthly installments
                 of $2,295 including interest to June,
                 2003, secured by real estate                         103,781

         M & I Bank
             10 1/4%* note, payable in monthly installments
                 of $6,700 including interest to January,
                 2000, secured by a general business security
                 agreement                                            246,790

             10 3/4%** note, payable in monthly installments
                 of $682 including interest to June, 2006,
                 secured by a general business security agreement      42,888

         William and Reeva Heide
             8   1/2% note, payable as follows: Interest only
                 during the first year, principal payment of
                 $10,000 and interest in each of the second, third
                 and fourth years with the remaining balance and
                 interest payable in the fifth year (June, 2001),
                 unsecured                                            100,000

         Jerry and Jane Immel
             8% note, payable in quarterly installments of $1,200
                the first year, $1,800 the second year and $2,400
                the third year, with a balloon payment of $7,993
                including interest to August 1, 1999, unsecured        17,952

         Norwest Bank
             10 1/2% note, payable in monthly installments of
                 $304 including interest to July, 2001,
                 secured by a vehicle                                   2,888

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                               September 30, 1999


Note 7 - Long-term debt, continued

         Department of Development
             4%  note, amounts advanced under the terms of
                 $350,000 note, interest only payments to
                 August, 1999, then payable in monthly
                 installments of $5,400, including interest
                 to July, 2004 at which time the remaining
                 balance is due, secured by accounts
                 receivable, inventory, intangibles
                 and waterway rights.                                 333,021

         Northwest WI Business Development Co.
             7   1/2% note, amounts advanced under
                 the terms of $100,000 note, due February 15,
                 2007, interest only payments until September
                 15, 1997. Monthly principal and interest
                 payments of $1,624 starting September 15, 1997,
                 secured by a general business agreement
                 and personal guarantees of Scott Mitchen
                 and Robert Holland                                    98,423

         Ashland Area Development Corporation
             4%  note, interest only payments until March,
                 1999, then payable in monthly installments of
                 $276 including interest to June, 2004,
                 secured by specific equipment                         14,162

         GMAC
             8.9% note, payable in monthly installments of
                 $802 to May, 2002, secured by a vehicle               23,991

         The Associates
             9 3/4% note, payable in monthly installments
                  of $800 to June, 2000                                 5,424

         Caterpillar Financial Services Corporation
             8.67% note, payable in monthly installments of
                   $1,281 to April, 2002, secured by equipment         35,612

         Steven Schock
             8% note, due September, 2000, unsecured                  137,300
                                                                  -----------

         Total long-term debt                                       1,196,006
         Current maturities                                           135,500
                                                                  -----------

         Long-term debt, less current maturities                  $ 1,060,506
                                                                  ===========

*  Interest rate fluctuates at 2% over prime.
** Interest rate fluctuates at 2 1/2% over prime.

                     ENVIRO-RECOVERY, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
                               September 30, 1999


Note 7 - Long-term debt, continued
------

Maturities of long-term debt at September 30, 1999 are as follows:

            Year ending
           September 30,

               2000                       $        135,500
               2001                                464,000
               2002                                218,600
               2003                                108,600
               2004                                116,100
            Thereafter                             153,206
                                          ----------------

                                          $      1,196,006
                                          ================

Note 8 - Income taxes
------

The net deferred tax asset related to the net operating loss carryforwards has been offset in its entirety by a valuation allowance. No tax benefit has been reported for the period ended September 30, 1999.

The net deferred tax asset and valuation allowance at September 30, 1999 is as follows:

                  Deferred tax asset       $        1,890,000
                  Valuation allowance              (1,890,000)
                                           ------------------

                  Net deferred tax asset   $               -
                                           ==================

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

(a)     Exhibits

     3.1* Restated and Amended Certificate of Incorporation of the Registrant

     3.2* By-laws of the Registrant

     4.1* Form of Common Stock Certificate of Registrant

     10.1* 1998 Performance Equity Plan

     10.2* Form of Stock Option Agreement between Registrant and Steven Schock

     10.3* Form of Stock Option Agreement between Registrant and David Neitzke

     10.4* Form of Agreement between Registrant and Fund Amazon, and Eco-Wood,
          Ltd.

     10.5* Loan Agreement dated August 5, 1998 between Superior Water - Logged
           Lumber Co., Inc. and Thomas Evinrude.

     21.1* Subsidiaries of Registrant

     27.1* Financial Data Schedule


________________________
*       Previously Filed.

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the Report to be signed on its behalf by the undersigned, thereunto duly authorized on the ____ day of February, 2000.


                                    ENVIRO-RECOVERY, INC.

                                        /s/ Jeff Wierichs
                                    --------------------------
                                    Jeff Wierichs,
                                    Acting Chief Executive Officer


                                      -5-